Exhibit 99.1

EMAIL TO ALL EMPLOYEES

Date: June 5, 2009

Subject: Stock Option Exchange Program Approval

Dear Exelixis Employees,

As you may know, we proposed in our 2009 Proxy Statement that our stockholders approve an option exchange program by which certain “out of the money” stock options would be eligible to be exchanged for new stock options with a lower exercise price but covering fewer shares. I am pleased to announce that on May 13, 2009, our stockholders approved the voluntary “option exchange program” at our 2009 annual meeting of stockholders.

The entire Exelixis management team is very excited about the option exchange program. We consider our employees to be a critical component of our continued growth and success and believe that the option exchange program offers a renewed opportunity to give eligible employees an economic stake in the future of our company.

The option exchange program will allow eligible employees a one-time opportunity to exchange certain outstanding stock options with exercise prices higher than the current trading price of our common stock for a reduced number of replacement stock options with an exercise price equal to the fair market value of our common stock on the new option grant date. The option exchange program is a voluntary program, and eligible employees will have the opportunity to make their own choice whether to participate. Members of our Board, our named executive officers, consultants and employees based outside of the U.S. will not be eligible to participate.

We appreciate your patience as the materials and administration of the option exchange program are finalized. There is no action that you need to take at this time. Detailed information about the terms of the option exchange program and how to participate will be provided to eligible employees at the time the option exchange program begins (tentatively scheduled for early July). In order to assist our eligible employees with making an informed decision, we intend to provide such information via various communication channels, including e-mail, website posting and town hall meetings.

Best regards,

George Scangos
President and Chief Executive Officer

This email describes the option exchange program but does not detail all the terms and conditions that apply. In addition, even though stockholder approval has been obtained, Exelixis may still decide not to commence the option exchange program or to terminate the option exchange program at any time prior to the expiration of the election period. Exelixis intends to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission upon the commencement of the option exchange program. Employees who may be eligible to participate in the option exchange program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, as those materials will contain important information about the option exchange program. The Tender Offer Statement and other written materials related to the option exchange program that are filed by Exelixis with the SEC will be available for free at the SEC’s website at www.sec.gov. In addition, you may obtain free copies of the documents filed by Exelixis with the SEC by directing a written request to: Exelixis, Inc. 249 East Grand Avenue, P.O. Box 511, South San Francisco, California 94083-0511, Attention: Corporate Secretary.